October 12, 2010	Standard & Poor’s Listed
For Immediate Release	SEC 20-F Statement Filed

NEWS RELEASE

GREAT PANTHER REPORTS THIRD QUARTER PRODUCTION AND UPDATES
EXPLORATION & DEVELOPMENT PROGRAMS

GREAT PANTHER SILVER LIMITED (TSX: GPR; the “Company”) is pleased to report third quarter (“Q3”) production and updates the exploration and development programs at its two wholly-owned Mexican silver mining operations, Topia and Guanajuato.

The combined metal production totaled 588,454 silver equivalent ounces (“Ag eq oz”), an increase of 2% over the last quarter and within 1% of the production for Q3 2009. The mines produced 2,201 ounces of gold, 382,220 ounces of silver, 271 tonnes of lead, and 352 tonnes of zinc. In this first year of the Company’s 3-year growth strategy, the focus continues to be on underground development of new production areas and delineation of new resources and reserves. As such, some changes are being made to the mining methods and schedule at Guanajuato, which have temporarily deferred some silver production, while production from Topia remains on target. The combined year to date metal production at September 30, 2010 was 1.69 million Ag eq oz.

As part of its strategy to expand production to 3.8 million Ag eq oz by 2012, the Company completed an 8,815 metre surface diamond drilling program at Topia and escalated the drilling programs at Guanajuato. A new NI 43-101 compliant mineral resource/reserve update for each mine is being prepared by Scott Wilson Roscoe Postle Associates Ltd. for publication later in the fourth quarter (“Q4”).

The following summarizes the main highlights for the third quarter:

  Metal production of 588,454 Ag eq oz; down by 1% from Q3 2009;

  Silver production of 382,220 oz Ag; down 4% from Q3 2009;

  Gold production of 2,201 oz Au; up 13% from Q3 2009;

  Metal production at Topia of 210,172 Ag eq Oz, 28% higher than Q3 2009;

  Record metallurgical gold recovery of 90.5% at Guanajuato;

  Encouraging results from 6,643 metres (in Q3) of exploration drilling at Guanajuato and Topia;

  Several new drilling programs initiated at Guanajuato; and

  Significant new NI43-101 compliant mineral resource and reserve update expected in Q4.

(Silver equivalents for 2010 are established using prices of US$1000/oz Au, US$16/oz Ag, US$0.80/lb Pb and Zn.)

Guanajuato Mine

The Guanajuato Mine recorded an improved quarter as gold production from the Santa Margarita vein was sharply increased over previous quarters. Metal production from the mine totaled 250,629 oz Ag plus 2,042 oz Au, or 378,283 Ag eq oz, from processing 35,761 tonnes of ore with an average grade of 248g/t Ag and 1.96g/t Au.

In addition, significant development has been completed to facilitate exploratory drilling for the underground exploration of the Guanajuatito, Valenciana and Rayas areas. During the quarter, the exploratory lateral and ramp development advance totaled 605 metres; 143 metres for the Deep Rayas drill program, 260 metres for the Valenciana (1414 stope) program, and 202 metres for the Guanajuatito program.

The Guanajuato plant achieved record gold recovery and excellent silver recovery of 90.5% and 87.8%, respectively. In early September, a metallurgical consultant reviewed plant operations over a 10-day period. Numerous improvements and modifications were made to the flotation circuit and more work is in progress to ensure continuous improvement.

Production stoping of the Santa Margarita vein progressed well and gold grades and production improved sharply. Gold production increased by more than 750 ounces as compared to the previous quarter. The new exploratory drilling results below the current workings are very encouraging (refer to News Release of September 7, 2010), and included gold assays of 20.4 and 24.0g/t over 1.85 and 1.50 metres, respectively. A total of 3,098 metres of deep diamond core drilling was completed in the third quarter to explore the down dip extension of the Santa Margarita and Veta Madre structures. Gold production is expected to increase further in the fourth quarter.

Production from the new Los Pozos area on the 310 and 345 metre levels continued to improve and accounted for 45% of the silver production. It will be increased further in the fourth quarter with production from the two mechanized levels equipped with a drill jumbo and scissor deck bolting truck. Access development to a third production stoping area at the 380 metre level will commence in Q4. Exploratory and ore definition drilling totaled 161 metres for Los Pozos and adjacent structures.

The Cata Clavo production was lower in the third quarter as the 460 metre level stoping reached its planned mining limits while mining of the 490 metre level was lower than planned. Mine planning for the deeper area is being revised under the guidance of consulting geotechnical and mining engineers. Cable bolting for improved rock support and safety, as well as modifications to the standard cut-and-fill method, will support much improved production in this area through 2011 and 2012. These changes are being initiated in Q4. Exploratory drilling to test adjacent structures to the north of the main Cata zone totaled 707 metres.

Mining of the Guanajuatito North Zone, in the northwest part of the mine property, between the 80 and 50 metre levels was stopped during the quarter as the economic parts of the zone were exhausted at these levels. Production from this mining area will remain closed until new resources are established from a new drilling program. Exploration cross cut and drift development has been sufficiently advanced such that exploration drilling below the 100 metre level is already underway. Diamond core drilling totaled 670 metres during the quarter. Over the course of 2010 and 2011, more than 600 metres of ramp and lateral development will have been completed to provide access to carry out up to 9,000 metres of diamond drilling from stations spaced at 100 metre centres. Drilling will explore and define the mineralized vein structures at Guanajuatito between the 100 metre level and the 390 metre level, along a 600 metre strike length. Sampling of drift development by the previous mine owner along the Veta Madre structure at the 390 metre level in this area returned economic assays.

Exploratory ramp development and a small drilling program, below the 35 metre level at Promontorio, in the southeast part of the mine property, has been initiated with positive results leading to a small mining program which will be accelerated in Q4.

An underground drill rig is being mobilized to the 1414 stope area between the Valenciana and Cata mine areas at the 320 metre level. Exploitation by the previous operator focused on a stockwork system of high grade silver veins above the 320 level. The 1414 stoping area is approximately 200 metres long and 20 metres wide. Drilling will focus on the immediate down dip portion below the 320 level. While this is being drilled, development along the 320 level will advance sufficiently so as to commence the deep Valenciana drilling early in 2011. The deep drilling will test the Veta Madre structures in the Valenciana area below the 390 level, and along a 600 metre strike length.

A surface drilling program has been initiated at the San Ignacio property, located approximately 5 kilometres west-northwest of Guanajuato. The initial 2,000 metre core drilling program will test three main mineralized structures from 100 to 200 metres below surface. The drilling will be completed in an area where surface sampling on the Plateros Vein returned 1.3g/t gold and 124g/t silver over a 1.3 metre width, sampling on the Melladito Vein returned 0.48g/t gold and 106g/t silver over a 1.0 metre width, and sampling on the Nombre de Dios Vein returned 1.83g/t gold and 164g/t silver over a 1.8 metre width.

Topia Mine

Topia recorded another excellent quarter with metal production of 131,591 oz of silver, 159 oz of gold, 597,993 lbs of lead, and 775,996 lbs of zinc from milling 10,278 tonnes of ore. This equates to 210,172 Ag eq Oz, 2% higher than the second quarter of 2010 and 28% higher than Q3 2009. Ore grades averaged 441g/t Ag, 0.58g/t Au, 2.81% Pb and 3.72% Zn.

Plant performance remained strong and continued to show improvement with metal recoveries of 90.2% for Ag, 82.3% for Au, 94.0% for Pb and 92.0% for Zn. In addition to processing the 10,178 tonnes from the Company’s mines, 2,036 tonnes were custom milled for a local miner, thereby increasing revenue and keeping unit costs down.

Mine development continued to extend known areas and provide access to new mining areas. Mining of the San Gregorio and El Rosario veins is continuing to expand and is now providing 40% of the silver production. Mining of the Don Benito vein is developing well and now provides 16% of silver production. A new production level has been initiated to add to production from the gold-rich Recompensa vein and will improve gold production in 2011.

At the Topia Mine, a total of 8,815.4 metres of surface drilling has just been completed. Earlier results of drilling, including one intercept of 1,681 gpt Ag over 3.15 metres, were published in July (refer to News Release of July 20, 2010), from the Cantarranas and San Jorge veins (Hormiguera mine), San Gregorio vein (San Gregorio mine), El Rosario vein (El Rosario mine), Don Benito vein (exploration area) and La Prieta vein (recently purchased La Prieta mine). Data from the latest drilling are being compiled and will be reported upon early in the fourth quarter.

Outlook

While some rescheduling of the mining at Guanajuato has been necessary in order to advance underground development, Great Panther’s strategy to accelerate production to 3.8 million Ag eq oz in 2012 remains firmly in place. New equipment has been delivered to the mines, more productive mining methods are being implemented, plant performance continues to excel and exploration drill programs have been expanded and are already indicating very positive results.

A new NI 43-101 compliant mineral resource/reserve update is being prepared by Scott Wilson Roscoe Postle Associates Ltd. for publication later in Q4. The previous mineral resource estimate at Guanajuato focused only on the deep Cata zones. The new mineral resource/reserve estimate will include an update of the Cata deep zones plus new estimates for the Los Pozos and Santa Margarita zones. At Topia, the previous mineral resource estimate focused on the Argentina vein, while the new mineral resource/reserve estimate will include an update of the Argentina vein, as well as 12 new estimates for the following veins: Cantarranas (Hormiguera Mine and east extension), Don Benito (1522 Mine), El Rosario, San Gregorio (and the extension of Durangueno), Recompensa, Oliva west, Animas, La Prieta, San Jorge, and Higuera. Significant improvements in the mineral resource update are expected. In addition, the Company will publish its first NI 43-101 compliant mineral reserve.

Robert F. Brown, P.Eng. and Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.